February 26, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: W. John Cash, Branch Chief

100 F Street N.E.

Washington, D.C. 20549

Re: Hillenbrand, Inc.

Form 10-K for Fiscal Year Ended September 30, 2013

Filed November 25, 2013

File No. 1-33794

Dear Mr. Cash:

This letter sets forth the responses of Hillenbrand, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated January 28, 2014, and received by the Company on February 18, 2014, based on the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2013, (the “2013 Form 10-K”), which was filed November 23, 2013.  The Company’s responses set forth below correspond to the comments as numbered in the Staff’s letter.

Form 10-K for Fiscal Year Ended September 30, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies

Asset Impairment Determinations, page 19

1.              As a result of a recent acquisition, it appears goodwill has become a significant component of the company’s total assets.  In the interest of providing readers with better insight into management’s judgments in accounting for goodwill, please disclose the following in future filings:

•                  Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

•                  How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).

•                  A qualitative and quantitative description of the material assumptions used and a discussion of the uncertainty associated with these key assumptions.

•                  How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

To the extent that your reporting units have an estimated fair value that is not substantially in excess of its carrying value, please provide the following disclosures for your reporting units:

•                  Disclose the percentage by which fair value exceeds carrying value as of the most-recent step-one test;

•                  Provide a description of the assumptions that drive the estimated fair value;

•                  Provide a discussion of the uncertainty associated with these key assumptions;

•                  Provide a discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying values for your reporting units, please disclose that determination.

Response 1:

The Company acknowledges the Staff’s comment and proposes to add an enhanced discussion of asset impairment determinations in its next Form 10-K for fiscal year ended September 30, 2014.  Pending the results of fiscal 2014 impairment testing, we will include further information addressing the points outlined in your comment above as suggested in the Division of Corporation Finance’s Financial Reporting Manual section 9510.3 if the estimated fair value does not substantially exceed the carrying value for each reporting unit.  If the estimated fair value substantially exceeds the carrying values for our reporting units, we will disclose that determination.

The following is a draft of the Company’s planned disclosure:

Goodwill and other intangible assets with indefinite lives, primarily trade names, are not amortized; rather, they are tested for impairment at least annually and upon the occurrence of certain triggering events or substantive changes in circumstances that indicate that the fair value of goodwill may be impaired.

Impairment of goodwill is tested at the reporting unit level.  A reporting unit is an operating segment or one level below an operating segment.  For the purpose of the goodwill impairment test, the Company can elect to perform a qualitative analysis to determine if it is more likely than not that the fair values of its reporting units are less than the respective carrying values of those reporting units.  Such factors we consider in a qualitative analysis include, but are not limited to, macroeconomic conditions, industry and market considerations, cost factors, entity-specific events, events affecting the reporting unit, and the overall financial performance of the reporting unit.

If we elect to perform or are required to perform a quantitative analysis, the first step is to compare the carrying amount of the reporting unit’s net assets, including goodwill, to the fair value of the reporting unit.  If the fair value exceeds the carrying value, no further evaluation is required and no impairment loss is recognized.  If the carrying amount exceeds the fair value, then a second step must be completed, which involves allocating the fair value of the reporting unit to each asset and liability, with the excess being implied goodwill.  An impairment loss occurs if the amount of the recorded goodwill exceeds the implied goodwill.

In determining the estimated fair value of the reporting units when performing a quantitative analysis, we consider both the market approach and the income approach.  Weighting is equally attributed to both the market and income approaches (50% each) in arriving at the fair value of the reporting units.

Under the market approach, we utilize the guideline company method, which involves calculating valuation multiples based on operating data from comparable publicly traded companies. Multiples derived from these companies provide an indication of how much a knowledgeable investor in the marketplace would be willing to pay for a company.  These multiples are then applied to the operating data for our reporting units to arrive at an indication of value.

Under the income approach, the fair value of the reporting unit is based on the present value of estimated future cash flows utilizing a market-based weighted average cost of capital determined separately for each reporting unit.

To determine the reasonableness of the calculated fair values of our reporting units, the Company reviews the assumptions described below to ensure that neither the market approach nor the income approach yield significantly different valuations.  We selected these valuation approaches because we believe the combination of these approaches, along with our best judgment regarding underlying assumptions and estimates, provides us with the best estimate of fair value of our reporting units. We believe these valuation approaches are appropriate for the industry and widely accepted by investors.

Determining the fair value of a reporting unit requires us to make significant judgments, estimates, and assumptions.  While we believe that the estimates and assumptions underlying our valuation methodology are reasonable, these estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge.  The results of an impairment analysis are as of a point in time.  There is no assurance that actual future earnings or cash flows of our reporting units will not decline significantly from our projections.  We will monitor any changes to our assumptions and will evaluate goodwill as deemed warranted during future periods.

The key assumptions for the market and income approaches we use to determine fair value of our reporting units are updated at least annually.  Those assumptions and estimates include market data and market multiples (XXx-XXx EBITDA), discount rates (XX-XX%), and terminal growth rates (X-X%) as well as future levels of revenue growth, operating margins, depreciation, amortization, and working capital requirements, which are based upon the Company’s strategic plan.  Hillenbrand’s strategic plan is updated as part of its annual planning process and is reviewed and approved by management and the Board of Directors.  The discount rate assumption is based on the overall after-tax rate of return required by a market participant whose weighted-average cost of capital includes both equity and debt, including a risk premium.

Although there are always changes in assumptions to reflect changing business and market conditions, our overall valuation methodology and the types of assumptions we used have remained unchanged.  While we use the best available information to prepare the cash flow and discount rate assumptions, actual future cash flows or market conditions could differ significantly resulting in future impairment charges related to recorded goodwill balances.

We performed our required impairment tests in fiscal 2014 and determined that the goodwill allocated to our reporting units was not impaired.  Further, we determined that the estimated fair value substantially exceeded the carrying value for each of the reporting units.

Similar to goodwill, the Company can elect to perform the impairment test for indefinite-lived intangibles other than goodwill (primarily trade names) using a qualitative analysis, considering similar factors as outlined above in the goodwill discussion, to determine if it is more likely than not that the fair values of the trade names are less than the respective carrying values.  If we elect to perform or are required to perform a quantitative analysis, the test consists of a comparison of the fair value of the indefinite-lived intangible asset to the carrying value of the asset as of the impairment testing date.  We estimate the fair value of indefinite-lived intangibles using the relief-from-royalty method.  We believe the relief-from-royalty method is a widely used valuation technique for such assets.  The fair value derived from the relief-from-royalty method is measured as the discounted cash flow savings realized from owning such trade names and not having to pay a royalty for their use.

We performed our required trade name impairment tests in fiscal 2014 and determined that our trade names were not impaired.

There can be no assurance that goodwill or indefinite-lived intangibles impairment will not occur in the future.

Operations Review — Process Equipment Group

Revenue, page 24

2.  We note as a result of your recent acquisition, your backlog position has increased substantially.  As backlog is not a measure defined by generally accepted accounting principles, your methodology for determining backlog may not be comparable to the methodology used by other companies in determining their backlog amounts.  In future filings, beginning with your next quarterly report, please provide the following expanded disclosures regarding your backlog:

•                  An enhanced discussion of how your backlog is calculated, including what it includes and what it excludes in regard to firm orders, extensions/add-ons, pass-through costs (i.e. zero margin amounts), funded/unfunded amounts, and VIE/joint venture contracts versus company contracts.

Response 2.1:

The Company acknowledges the Staff’s comment and advises the Staff that in future filings the Company intends to provide an enhanced discussion of backlog. The following is a draft of the Company’s planned disclosure:

Backlog

Backlog is not a term recognized under accounting principles generally accepted in the U.S.  (“GAAP”); however, it is a common measurement used in our industry.  Our backlog represents the amount of consolidated revenue that we expect to realize on contracts awarded related to the Process Equipment Group.  Projects in backlog include large systems, equipment, and to a lesser extent, replacement parts and service.  The length of time that projects remain in backlog can span from days for replacement parts and service to approximately 18 months for our larger system sales.  Backlog includes revenue from the remaining portion of firm orders not yet completed, as well as revenue from change orders to the extent that it is reasonably expected to occur.  For purposes of calculating backlog, we include 100% of estimated revenue attributable to our consolidated subsidiaries, an insignificant portion of which is not wholly-owned by Hillenbrand.

Future revenue for the Process Equipment Group is influenced by order backlog because of the lead time involved in fulfilling engineered-to-order equipment for customers.  Though backlog can be an indicator of future revenue, it does not include projects and parts orders that are booked and shipped within the same quarter.  The timing of order placement, size, extent of customization, and customer delivery dates can create fluctuations in backlog and revenue.  Revenue attributable to backlog is also affected by foreign exchange fluctuations for orders denominated in currencies other than United States (“U.S.”) dollars.

•                  If relevant, discuss any changes in the methodology used to determine your backlog.

Response 2.2:

The Company acknowledges the Staff’s comment and advises the Staff that, to the extent there are material changes in the Company’s methodology for determining backlog in the future, the Company will disclose such changes in its future filings.

•                  To allow better insight into changes in your backlog from period to period, provide a roll-forward of your total backlog.  The roll-forward should include current period beginning and ending balances, current period additions, cancellations, and amounts recognized in revenue, as well as any other major categories relevant to your facts and circumstances.

Response 2.3:

The Company advises the Staff that to the extent material additions occur or material developments affecting the realization of backlog as a result of cancellations occur, the Company will provide disclosure with respect to such additions and developments as part of its backlog discussion.  The Company will also continue to provide backlog balances as of each respective balance sheet date.  As such, we respectfully submit that we believe this information will provide financial statement readers sufficient insight into changes in our backlog.

•                  To the extent any of your backlog is not moving forward, quantify and discuss such amounts.

Response 2.4:

The Company advises the Staff that to the extent that the Company becomes aware of material developments affecting the realization of backlog as a result of cancellations, the Company will provide appropriate disclosure with respect to such developments as part of its backlog discussion.

•                  Address and discuss expected margins and margin trends in your backlog.

Response 2.5:

The Company acknowledges the Staff’s comment and respectfully notes that backlog is calculated based on the amount of gross revenue expected to be realized from its contracts.  The Company regularly discloses general margin trends expected in its business, which statements apply equally to backlog.  Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 23-24 of the 2013 Form 10-K.

•                  Provide a breakdown of your backlog by product line.

Response 2.6:

The Company acknowledges the Staff’s comment and respectfully notes that all of its backlog relates to the Process Equipment Group.  Further, the Company respectfully notes that it does not interpret Item 101(c)(1)(viii) of Regulation S-K to require registrants to provide further disaggregated disclosure of backlog and the Company is not aware of any Staff guidance indicating such a requirement.

•                  Provide, in percentage terms, a breakdown of your backlog by currency.

Response 2.7:

The Company advises the Staff that it uses a methodology for consolidating and reporting backlog internally that does not provide a summary of contracts or firm orders by currency.  The Company respectfully submits that the data required to provide the requested breakdown of backlog by currency is not readily available, as the Company’s information systems and financial control procedures are not designed to capture or provide the necessary underlying information.

The Company regularly discloses information regarding the impact of currency translation in its revenue discussion to provide readers of the financial statements sufficient information to understand the impact of changes in foreign currency.  Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 20-25 of the 2013 Form 10-K.

•                  If relevant, quantify and discuss any amounts included in your backlog for which written customer confirmation has not been obtained.

Response 2.8:

The Company advises the Staff that the Company has a policy to only include amounts in backlog upon receipt of written customer confirmation.

I hope that the foregoing has been responsive to the Staff’s comments.  In responding to the Staff’s comments, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information regarding this matter, please contact me at (812) 931-5054.

Very truly yours,

/s/ Cynthia L. Lucchese
Cynthia L. Lucchese
Senior Vice President and Chief Financial Officer